UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                          Registration File # 000-30194

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of DECEMBER 31, 2002 - FORM 20-F: Audited Financial Statements
                              and Shareholder List

                              BYRON RESOURCES INC.
                        (Formerly Bioforest Pacific Inc.)

         2200 - 181 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5H 3M7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [X] No [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-1918.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           BYRON RESOURCES INC.
                                               (Registrant)


Date  May 20, 2003                         By   Ross McGroarty (signed)
                                             -----------------------------
                                             Ross McGroarty, Chairman, ASO

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 20-F

[ ]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                       or
[X]            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                       or
[ ]          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                 Commission File No. 82-1918 Section 12g 3-2(b)
                        Registration File No: 000 - 30194

                                   ----------
                             BIOFOREST PACIFIC INC.
                        (Formerly Castello Casino Corp.)
             (Exact name of Registrant as specified in its charter)
                                 ONTARIO, CANADA
                 (Jurisdiction of incorporation or organization)

                        181 University Avenue, Suite 2200
                        Toronto, Ontario M5H-3M7, Canada
                               Tel: (416) 594-0528
                               Fax: (416) 594-6811
                         e-mail: bioforest@interface.ca
                   (Addresses of principal executive offices)

              Securities registered or to be registered pursuant to
                         Section 12(b) of the Act: None

              Securities registered or to be registered pursuant to
                        Section 12(g) of the Act: Common

                                  Common shares
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None

            Indicate the number of outstanding shares of each of the
       issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     Number of outstanding Common shares as of December 31, 2002: 42,169,302

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                                 Yes X   No _

      Indicate by check mark which financial statement item the Registrant has elected to follow:

                             Item 17 X   Item 18 _

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                                                                               2

                                TABLE OF CONTENTS

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                                                                                       Page
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
                                     PART I

Item 1.   Description of Business......................................................  3
Item 2.   Description of Property...................................................... 11
Item 3.   Legal Proceedings............................................................ 11
Item 4.   Control of Registrant........................................................ 12
Item 5.   Nature of Trading Market..................................................... 12
Item 6.   Exchange Controls and Other Limitations Affecting Security Holders........... 13
Item 7.   Taxation..................................................................... 13
Item 8.   Selected Financial Data...................................................... 14
Item 9.   Management's Discussion and Analysis of Financial Condition and
          Results of Operations........................................................ 15
Item 9A.  Quantitative and Qualitative Disclosures about Market Risk................... 17
Item 10.  Directors and Officers of Registrant......................................... 17
Item 11.  Compensation of Directors and Officers ...................................... 18
Item 12.  Options to Purchase Securities from Registrant............................... 18
Item 13.  Interest of Management in Certain Transactions............................... 18

                                     PART II

Item 14.  Description of Securities to be Registered................................... 19

                                    PART III

Item 15.  Defaults Upon Senior Securities.............................................. 19
Item 16.  Changes in Securities and Changes in Security for Registered Securities...... 19

                                     PART IV

Item 17.  Financial Statements......................................................... 19
Item 18.  Financial Statements......................................................... 19
Item 19.  Financial Statements and Exhibits............................................ 19

Signatures............................................................................. 20

Attachment "A" Index to Financial Statements........................................... 23
Attachment "B" Exhibits ............................................................... 30

                                     PART I

ITEM 1.    DESCRIPTION OF BUSINESS

INTRODUCTION

BioForest Pacific Inc. ("BIFP" or the "Company") is a corporation under the laws of the Province of Ontario, Canada, with principal executive offices at 181 University Avenue, Suite 2200, Toronto, Ontario, M5H 3M7. The Company has no operating business. Formerly known as Castello Casino Corp., the company changed its name on January 3, 2001 and on January 8, 2001 the common shares of the company were consolidated on the basis of one (1) new share for fourteen (14) old.

At the Annual and Special Meeting of Shareholders held on December 12, 2002 approval was granted to consolidate the issued common shares on the basis of 1 new consolidated share for each 140 shares held and to change the name of the Corporation.

Pursuant to agreements dated August 31, 1999 and October 25, 1999 and the extension granted on September 26, 2001, by the Native Trust Board of Fiji, the rights to the Merit Concession expired on October 31, 2002. A further extension is under discussion with the Taukei Unit Trust and the Native Land Trust Board.

On February 22, 2001, BioForest Pacific Inc. completed the acquisition of BioForest Investments Inc., with the issuance of 36,723,050 common shares, pursuant to the Share Exchange Agreement dated May 9, 2000 and as amended by letter agreement dated December 15, 2000.

The shares were issued in a transaction that is exempt from the registration requirements of the Securities Act of 1933, as amended, of the United States of America, and may not be transferred except pursuant to registration under the Securities Act or exemption from such registration.

BioForest Investments Inc. had the right to earn 70% of BioForest Holdings
(Fiji) Limited and BioForest Products (Fiji) Limited ("H&P") upon providing U.S. $10,000,000. H&P are 30% owned by the Taukei Unit Trust, which represents the interest of certain Fijian owners of forestlands. The funding was to be used to acquire several indigenous timber concessions in the Republic of Fiji, to purchase and upgrade certain operating sawmills and dry mills and for operating capital.

On June 9, 2000, Castello announced that the Company has completed a U.S. $560,000, 8% convertible debenture financing. The proceeds from this financing were used for working capital. The company also issued a warrant to purchase US $112,000 of common shares exercisable under the same terms as the Debenture. The Warrant expires on April 30, 2003. The principle amount remaining on the convertible debenture is US$342,000. The debenture was due on June 30, 2001 and as of December 31, 2002 had not been paid. On December 12, 2002 shareholders of the corporation approved a resolution authorizing the issuance of common shares of the corporation for debt. The debenture holder subject to certain conditions is agreeable to accept common shares for debt.
BioForest Investments Inc. became an approved foreign investor under the Fiji Foreign Investment Act on the 28th February 2000 as a condition to being entitled to own 70% of H&P. The Fiji Trade and Investment Board and the Reserve Bank of Fiji issue foreign investment approvals.
The Native Land Trust Board (NLTB) confirmed and approved the BioForest Investments Inc. acquisition of the Merit Concession on the 14th of July 1999 subject to certain performance conditions.

Historically the Fiji Forestry Department has geared the harvest rates for indigenous timber

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                                                                               4

concessions to the mean annual increment (MAI) a figure calculated to be approximately 2.65%. Over the past 15 years the average annual indigenous forest harvest has been approximately 150,000 cubic metres. Based on a MAI of 2.65% this would suggest that the cut rate is based on a resource base of approximately 5,700,000 cubic metres. This appears correct as the country has an indigenous forest resource base of approximately 17,000,000 cubic metres based on the 1973 Land Resource Study-Fiji Forestry Inventory prepared by the Land Resource Division of the UK Overseas Development Administration. The present harvest rate is a function of existing operating concessions or 34% of available resources.

The Fiji Forestry Department has major challenges to shift existing logging production into a sustainable logging practice and sustainability guidelines. The forest logging practices of H&P will be based on ISO14000FSC certification in accordance with International Trade and Timber Organization (ITTO) sustainable harvesting guidelines. The country's natural hardwood forests consist of some 700,000 hectares. Together with the establishment of a centralized state of the art processing facility and afforestation program, H&P plans to increase its present 95,000 cubic meter per annum cut rate to an annualized 300,000 cubic meter for indigenous timbers, 150,000 cubic metres for mahogany and 50,000 cubic metres of other planted species within 4 years.

ACQUISITION OF BIOFOREST INVESTMENTS INC.
At a special meeting on December 28, 2000, the Corporation received approval from shareholders to acquire all of the outstanding shares of BFI, a private corporation engaged in the ownership, development and exploitation of certain hardwood forest opportunities in Fiji, change the name of the Corporation to Bioforest Pacific Inc. ("BIFP") and a consolidation of the share capital on a 1 new for 14 old shares. The formal name change and consolidation were effective on January 3rd and 8th, 2001 respectively with the Ministry of Commercial Relations (Ontario).

At the December 28, 2000 meeting, Shareholders of the Corporation approved and ratified the execution and delivery of the Share Exchange Acquisition Agreement made as of May 9, 2000 and as amended on December 15, 2000 by the Corporation and BFI (the "Vendor"), and the purchase by the Corporation of all of the outstanding shares of BFI in exchange for up to 38,000,000 fully paid and non-assessable post-consolidated common shares of the Corporation.

FORMAL VALUATION OF BFI
The Corporation received a valuation in respect of the H&P properties from John Duncanson, Registered Forester, President, Duncanson Investment Research Inc., Toronto, Ontario. In his valuation report dated November 1999, Mr. Duncanson set forth his opinion that the planted undeveloped value of the Merit Forest Concession, Fiji, in its current state is approximately US $91.7 million.

BFI was incorporated under the laws of the British Virgin Islands on August 31, 1999. The registered and records office of BFI is Akraa Building, 24 De Castro Street, Whickhams Clay Road Town, Tortola, British Virgin Islands. The records are kept at 47 Ono Street, Suva, Fiji Islands.

GENERAL
BioForest Investments Inc. through its 70% owned subsidiaries, BioForest Products (Fiji) Limited ("BFP"), BioForest Holdings (Fiji) Limited ("H&P"), currently holds the Merit Forest Concession. In addition, H&P has been granted an option by the Native Land Trust Board to acquire the Namosi and Wainikoroiluva concessions, and is negotiating to acquire other concessions, the pulpwood plantation lands and the Government owned mahogany plantations. These three timber concessions on Viti Levu are appraised at US$114 million. H&P's business strategy is centered on the development of sustainable hardwood forest plantations and the processing and manufacture of forest products. Fiji's hardwood forest represents less than 0.01% of the world's productive hardwood area. In worldwide

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                                                                               5

terms sales of tropical hardwood are increasing in value but declining in availability due to a combination of factors including non-sustainable logging practices and population pressures forcing conversion of forest lands for food production. Proper environmental planning and a more favourable land/population ratio in Fiji should avoid both these negatives.

BACKGROUND
BFI was incorporated in the BVI on August 31, 1999, to participate in the development of an integrated and sustainable forestry enterprise in partnership with the native landowners in Fiji. BFI has the right to earn 70% of H&P upon providing US$10,000,000 being the balance of its equity contribution to fund the implementation of H&P's US$12, 000,000 Phase 1 business plan. H&P are 30% owned by the Taukei Unit Trust (TUT) representing the native landowners.

THE PROJECT
The project is based on the sustainable exploitation of indigenous forest, acquisition of mature mahogany plantations (not native) and the development and planting of fast growing eucalyptus (hardwood) plantations as a source of short fiber-wood chip. The US $12,000,000 investment will be used to acquire and upgrade existing timber processing operations, acquire further forest resources, initiate the pulpwood plantations program and to provide the option payment on the mahogany plantations and to provide operating capital. Ten million of the US$12 million investment is being provided by BFI as the balance of its equity contribution and US$2 million will be raised by H&P. The Phase 1 planned annual harvest of 45,000 cubic metres log will be processed on a two shift operation to yield about 20,000 cubic metres of sawn timber 65% of which will be value added for export and is expected to provide annualized earnings of US$5.0 million and net asset value of US$200,000,000 by the end of year one.

BFIP has retained Duncanson Investment Research Inc. Registered Professional Foresters of Toronto, Ontario, Canada to undertake project feasibility and marketing study which was completed in April 2001.

Phase 2 involves the continuation and expansion of the Phase 1 operation to support a sustainable annual log harvest of 300,000 cubic meters, the development of up to 100,000 hectares of fast growing eucalyptus plantation and to acquire the Government controlled mahogany plantation. The successful implementation of Phase 2 is expected to provide annual earnings of US$50,000,000 by the end of year 5 and earnings are projected to be US$150,000,000 by year 12.

REVISED BUSINESS PLAN - APRIL 2, 2001

EXECUTIVE SUMMARY
H&P is seeking to raise US$15-20 million to purchase and upgrade certain processing facilities and to acquire further timber concessions to support a sustainable annual log harvest of up to 100,000 cubic metres. The 10 year Business Plan of H&P is divided into two phases:

PHASE 1 -
The Phase 1, a US$18.12 million investment, will increase the resource value to more than US$200.0 million and the upgraded processing facilities, mobile equipment, roads and infrastructure will have a value of about US$15.0 million. Approximately US$10.0 million of the US$15-20 million investment is being provided by BIFP as the balance of its equity contribution. To date, approximately US$1.5million has been advanced by BIFP/BFI and US$5-10 million will be raised through BIFP as a special loan and/or a convertible debenture issued by H&P. The planned annual log harvest of 67,000 cubic metres will be processed to yield: 25,000 cubic metres of sawn timber (65% of which will be

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                                                                               6

value added for export) and 7,500 cubic metres of plywood and veneer. The operation is expected to provide earnings of US$7.0 million by the end of year one.

PHASE 2 -
The three key elements of the Phase 2 - US$223 million program are:
       i) the extension of the Phase 1 program to a country-wide operation to support a sustainable annual log harvest of up to 200,000 cubic metres by 2005;
       ii) the acquisition of mahogany plantations to provide a 100,000 cubic metre sustainable annual log harvest by 2005;
       iii) the development of up to 80,000 hectares of fast growing eucalyptus plantations.

The final scope of Phase 2 will be determined by feasibility and investment study as well as the Company's ability to arrange the necessary financing. It is anticipated that notwithstanding the Company's ability to proceed with items ii and iii (the acquisition of mahogany plantations and the eucalyptus development), the Company will expand its indigenous hardwood operations.

FIJI FORESTRY: SECTOR OVERVIEW
Forested lands in Fiji amount to approximately 825,000 hectares or the equivalent of 48% of total land base. Fiji's forests are divided into three groups: natural or indigenous hardwood (716,000 ha.), mahogany plantations (68,000 ha.), and pine plantations (41,000 ha.). The indigenous hardwood forests are located primarily on the three larger islands of Fiji; Viti Levu, Vanua Levu and Kadavu. The mahogany plantations, first established in 1952, are contained in 14 forest stations, 8 on Viti Levu and 6 on Vanua Levu. The Caribbean Pine plantations, first introduced in 1955, are located in the drier grassland areas of northwestern Viti Levu and western Vanua Levu. The mahogany plantations have yet to be harvested and have a projected annual allowable cut in excess of 100,000m/3/.

In February 1996, H&P's founders retained two international forest plantations and processing consultancy groups to formulate a proposal to integrate the indigenous forests to form the base of a viable operation and to acquire the Government owned mahogany plantations and develop a pulpwood plantation. This was reviewed and updated in 1999 and 2000 by Duncanson Investment Research Inc. of Ontario, Canada.

INDIGENOUS FORESTS
Detailed information on the extent and composition of the indigenous resource dates from a survey released in 1973 by the Land Resources Division of the Overseas Development Administration, U.K.

This survey identifies three separate management entities - protection, non-commercial, and production forest. The survey with subsequent reviews and updating form an excellent data base for the country's indigenous forest resources.

While the survey does not cover the entire forested areas, it does embrace the bulk of the potentially exploitable forest in the three main islands. Results indicate a total overbark volume of 16,406,000m/3/ for all species above 40cm dbh, over a production forest area of 235,903 ha.

The Fiji Forestry Department has major challenges to shift existing logging production into International Trade and Timber Organization (ITTO) logging practice and sustainability guidelines. The ITTO requirements will be satisfied by the logging and reforestation practices proposed by H&P

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                                                                               7

which will be ISO14000 and or FSC certified and conforms with ITTO sustainable harvesting guidelines.

MAHOGANY PLANTATIONS (PHASE 2)
The mahogany of world trade fame comes from natural forests of South America and Africa. It is regarded as the most valuable tree in tropical America and as one of the premier cabinet woods in the world.

The mahogany plantations were planted by the Fijian government on areas previously logged. The plantations are owned by the Government and are now being prepared for development. In total, the Fijian Forestry Department has access to 68,600 hectares of land for planting. Approximately 93% of this land is leased customary land, with the balance being Crown Land or Crown Grants. 84 leases ranging in terms from 99 years to 50 years cover the mahogany plantations. The majority of the leases are 50 years.

H&P's interest in the purchase of the Mahogany Plantations is linked to the interest of the TUT, whose founding members represent the vast majority of the mature mahogany plantation landowners most of which are located in south eastern Viti Levu.

PULPWOOD PLANTATIONS (PHASE 2)
The establishment of large-scale hardwood pulpwood plantations to meet the projected demand for short fibre wood chip has been recognized as having the greatest potential for the forestry sector in Fiji. Consultants including Dr. John Davidson, Margules Groome Poyry and Eric Roughana and Associates of Australia and Duncanson Investment Research Inc., Canada, have provided positive preliminary studies and recommend further development of the project.

Fiji's hardwood forest industry, both indigenous and plantation based, is undergoing significant change. The most recent analysis of the market opportunities for the plantation sector have concluded that the outlook is positive and there are major opportunities for investment in fast growing hardwoods. Fiji has the available land and appropriate climate and physical setting similar to Aracruz in Brazil, to significantly expand its wood resource base.

LAND HOLDINGS AND PULPWOOD DEVELOPMENT
H&P has the opportunity to acquire up to 100,000 hectare of land belonging to members of TUT for the establishment of fast growing eucalyptus pulpwood plantation to produce 300m/3/ per ha on a 7 to 10 year rotation as a source of short fibre wood chip for the pulp and paper industry; in the longer term, i.e. 15 -17 years this resource could support a pulp and paper mill. The wood chip production stage is being developed entirely for the export market. Projections indicate that the pulpwood chip export will contribute up to 75% of the Group's earnings by year twelve.

PROCESSING AND MANUFACTURING
H&P's Phase 1 business plans include the acquisition of existing operations to produce 20,000m/3/ sawn timber with expected annualized earnings of US$5,000,000 by the end of year one. Phase 2 would involve the construction of a centralized integrated processing facility to process up to 400,000m/3/ of logs per year to be completed by year 5 with projected annualized earnings of US$50 million. H&P proposes to develop value added production both up stream and down stream, including manufacturing and finishing facilities. This would include the manufacture of doors, windows, furniture, parquet and other building products. Linkages will be established with various manufacturers, through joint venture agreements between H&P and foreign industry partners.

Subsequent to successful establishment of the pulpwood program, by year 3 it is proposed to construct the chipping plant and the necessary infrastructure to start wood chip production and export by year 8 to 10 and full production by year 12.

MARKET OPPORTUNITIES & STRATEGY
The initial thrust of H&P's export program will be to expand its market share into countries such as USA, UK, Germany, Japan and Australia each of which have established trading history in Fijian woods and veneers for decorative use and furniture manufacture. H&P have had initial discussions with cabinet and door manufacturers in Europe and North America with experience in Fijian woods and mahogany for the purpose of establishing manufacturing joint venture in Fiji once the company is established. Preliminary studies carried out by Australian and Canadian consultants show that subject to green certification (ITTO sustainable guidelines) there is a ready market for Fiji timber products in the North American, Australian and Japanese markets. A detailed market study will be undertaken by the H&P's consultant to form part of the feasibility study.

MANAGEMENT
H&P has identified a suitable team to manage and operate the project and to obtain support and financing for H&P's business plan. H&P is well advanced in sourcing key management people that would be acceptable to H&P's financiers. H&P has the option to secure a suitable industry partner to join the management team. This of course will have to be a corporate fit and will be considered within the framework of H&P's business plan. The management issue is a key factor in the success of the venture.

EUROPEAN ECONOMIC COMMUNITY (EEC)
The Fiji Islands by virtue of its ex-colonial status is a member of the African-Caribbean Pacific ("ACP") group of countries. The ACP was formed by the EEC to provide aid and assistance to a select group of small countries in the three regions. The EEC particularly encourages the development of private enterprise projects with a minimum of 25% indigenous landowner participation. Assistance is considered on a project by project basis, key elements being the beneficial impact of the project on the country and the region and whether the EEC is a consumer of the product and suppliers and constructors for the project. Initial discussions indicate that H&P qualifies for assistance with both financing and marketing. H&P will request the Fiji Government to arrange a meeting with the EEC to establish the framework for the assistance program.

REFORESTATION AND ENVIRONMENTAL
The Fiji Forestry Department has major challenges to shift existing logging production into International Trade and Timber Organization (ITTO) logging practice and sustainability guidelines. The ITTO requirements will be satisfied by the logging and reforestation practices proposed by H & P which will be ISO 14000 and or FSC certified and conforms with ITTO sustainable harvesting guidelines.

RESEARCH AND DEVELOPMENT
Subsequent to the initial acquisition and operations start up phase H&P will establish a market research and silvicultural development division to guide the Company in implementing its business plans.

COMPETITION
The forest industry in Fiji can trace its roots back to the sandalwood trade in the early 1800s. The sawmill industry in Fiji is a collection of small, inefficient and disjointed band mills. The sawmill industry currently processes 260,000m/3/ of sawn logs annually. There are two plywood/veneer mills on Vanua Levu with a total annual productive capacity of 10,000m/3/. There is no pulp and paper industry in Fiji.

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                                                                               9

SAWMILL INDUSTRY
According to the Fiji Forest Department, there are 24 sawmills currently licensed for operation and operating in Fiji, including; eleven sawmills on Viti Levu, twelve on Vanua Levu, and on the island of Kandavu. There are eight sawmills that are neither licensed nor operational. Only 22 of the sawmills process indigenous hardwood species. In 1994, there were 46 sawmills operating in Fiji. Most of the smaller mills employed older circular saw technology. Concerned about wasteful practices the Government introduced legislation in 1996 restricting the use of circular saw head rigs. As a result 22 sawmills closed. Only sawmills with band saw head rigs were licensed to operate. It is expected that further closures will occur and that the number of sawmills operating will be reduced to 10.

The sawmills currently operating in Fiji are small with an average daily productive capacity of less than 25m/3/. The largest sawmill, built in 1982, is the Tropik Wood Industries Ltd. mill in Lautoka. Fiji Pine (99% owned by the Fiji Government) owns 75% of Tropik and the Commonwealth Development Corporation owns the remaining 25%. The Tropik sawmill has the capacity to produce 300m/3/ per day of Caribbean Pine softwood lumber and 250,000 tons of pine wood chips for export. Another sawmill, the Pacific Green sawmill in Sigatoka, specializes in custom cutting coconut palm trees into furniture components.

Production of hardwood chips face a variety of competitors including Australia, New Zealand and Chile. In all cases Fiji has an advantage because of its soils, climate, land ownership and shipping distance to market. On a rotation of plantings Fiji is much better placed with a rotation age base of 10 years compared to 30 years in Australia.

SALES AND MARKETING
H&P has no experience in selling, marketing or distributing any forest products. In order to market any of its products directly, H&P must develop and propose to acquire a substantial marketing and sales force with technical expertise and with supporting distribution capability through the purchase of existing operations. There can be no assurance that H&P will be able to build such a sales force or distribution capability or that its sales or marketing efforts will be successful. If H&P relies on third parties to market and distribute its products, the commercial success of such products may be outside of H&P's control. Moreover, there can be no assurance that the industry will accept H&P's products, even if H&P's products prove to be superior to other comparable products in the marketplace.

AVAILABILITY OF CAPITAL AND PARTNERING STRATEGY
Due to regulatory environment and the uncertainties involved, there can be no assurance that BIFPs financial resources will be sufficient to permit H&P to complete its business objectives. BIFP's anticipated cash resources may not be sufficient to commercialize the products currently under development without further financing, and there can be no assurance that BFIP will be able to obtain such further financing. There can be no assurance that BFIP will obtain corporate partners in the forestry industry to participate financially in the pre-development and/or development stage of H&P's products, nor can there be any assurance that the amount of any such participation will be sufficient. Insufficient funding may require BFIP to delay or eliminate expenditures for research and development, testing, production and marketing of one or more of its proposed products. There can be no assurance that BFIP will be able to raise additional capital if its capital resources are exhausted. If BFIP requires and obtains additional financing, shareholdings of investors in the Corporation may be diluted. There is no assurance that H&P's research and product development strategies will lead to commercial marketing.

PRODUCT LIABILITY AND INSURANCE
H&P is subject to the inherent business risk of exposure to product liability claims in the event that the use of its prospective products is alleged to have resulted in adverse effects following commercial sale. There can be no assurance that H&P will be able to obtain coverage at the appropriate time or at

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                                                                              10

economically feasible rates or that such insurance will provide adequate coverage against all potential claims. An inability to obtain insurance on economically feasible terms or otherwise to protect against potential product liability claims could inhibit or prevent the marketing of products developed by H&P The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on the business, financial condition and future prospects of H&P.

ADVANTAGES TO INVESTING IN FIJI
Fiji offers the following blend of advantages to investors to locate their investments in manufacturing and other enterprises:
     . Preferential access to Australian and New Zealand markets under SPARTECA, to European markets under Lome Agreement.
     .    Easy repatriation of capital and profits.
     . An adaptable, productive, industrially disciplined and English speaking labour force with competitive wage rates.
     . A well-balanced package of financial and other incentive schemes including a 13-year tax holiday and total freedom from import duties.
     .    Good air and sea links with overseas markets.
     .    Sophisticated telecommunication links with the rest of the world.
     . A well-developed infrastructure, including electricity, water supplies and internal communications.
     .    Availability of factory land and buildings at reasonable rates.
     . A government which welcomes and supports local and foreign investment, within its overall objectives of accelerating industrial development.
     . Well-developed banking and financing institutions providing full ongoing financial services.
     . An illustrious list of local and foreign companies, large and small already successfully manufacturing and operating in Fiji.
     . Under the Foreign Investment Act the FTIB issues business certificates to all new proposals within 15 days of receiving complete proposals.

The Company is a Foreign Issuer inasmuch as it does not meet any of the standards set in Rule 3b-4 c.2.i, ii or iii. The citizenship of the Company's officers and directors are as follows: three Canadians (R. McGroarty, G.E. Mara and D.L. Hynes) Greg Hill (Fiji) and Ewan Stoddart (Australia). The business of the Company is administered in Toronto, Ontario Canada.

The Company's financial statements appearing in this Registration Statement are expressed in Canadian Dollars. References to other currencies are identified as necessary.

GENERAL HISTORY AND DEVELOPMENT OF BIOFOREST PACIFIC, INC. (FORMERLY CASTELLO CASINO CORP.)

The Company was incorporated under the laws of the Province of British Columbia, Canada, on July 18, 1986 as Castello Resources Ltd. It subsequently changed its name to Castello Business Systems Ltd. on January 21, 1993 before becoming Castello Casino Corp. on October 31, 1995. Also, in 1995, Articles of Continuance provided for the Company's continuance in the Province of Ontario, Canada. Articles of Amendment granted Castello provided for an increase in the authorized capital to 100,000,000 common shares of no par value and the consolidation of the common shares on the basis of four (4) pre-consolidation common shares for one (1) post-consolidation common share. On January 3, 2000, the Company changed its name to Bioforest Pacific Inc. ("BIFP") and consolidated its common shares on the basis of fourteen (14) shares for one (1) post-consolidated share and increased the authorized capital to an unlimited number of Common shares.

The Company was formed to engage in the business of both mineral and oil and gas exploration and development in Canada and the United States. By 1989, the Company abandoned its option on the mining claims held in British Columbia and sold its oil and gas interests in 1990.

In July 1991, the Company entered into an agreement with Minolta Corporation to market and distributes the Minolta Payfax machine. By Agreement dated May 3, 1993, the Company and Minolta Corporation terminated the agreement. The agreement provided for payments to the Company aggregating CD$600,000 including the re-purchase of equipment.

In 1994, the Company entered into an agreement to purchase certain casino properties in Central City, Colorado, and advanced $662,510. The terms provided for a 4% equity interest in the project. The Company received from the Vendor, One Eye, LLC, GCDC Limited Partnership and their officers, members and agents, Jim McClay, Charles Callaway, Jon Telleen and Richard M. Greene, a convertible Promissory Note for $683,000 payable on demand after April 8, 1996 with interest at 8%. The Note was convertible into an additional 6% interest in the project. The operator abandoned the project and the company has written off its investment.

In February 1994, the Company submitted a proposal to the Ontario Government to establish the initial First Nation Casino on native lands in the Province of Ontario. The Government repudiated this participation in November 1994. The Company in April 2002 filed an amended statement of claim for costs against the Province of Ontario as well as the Ontario Casino Corporation in the amount of $825,000 and $10,000,000 in punitive damages. BioForest's position is that it was allowed participation in the process, being in compliance with the agreed to objectives, criteria and guidelines. The company claims the Government acted in bad faith and abused the process by repudiating the participation of gaming management companies.

In November 1995, the Company entered into an agreement to acquire a 25% interest in a Venezuelan gaming entertainment centre. The agreement provided the Company would provide not less than $1,618,800 for development of the project. The agreement provided that 80% of the operating profit would be applied to repayment of capital advanced by the Company.

Pursuant to an agreement dated December 30, 1996, the Company acquired a further 21.85% interest in the Venezuelan project, valued at $3,033,675. The consideration was through the issuance of 1,091,250 units comprising one (1) common share and one (1) Series "A" Warrant. The Warrant entitled the holder to purchase one (1) common share for CDN$2.78 per share and to receive one (1) Series "B" Warrant. Each Series "B" Warrant entitled the holder to purchase one
(1) common share for $3.34 per share. The warrants expired on March 21, 1998.

The lease of the Forum Entertainment and Gaming Centre was terminated by the landlord as a result of a new federal law, which was enacted in Venezuela in July 1997, which prohibited the operation of any gaming related facilities or organizations without a license from the federal government. The facility operated by Castello had been operating under municipal license until that point in time. The federal law superceded all local and municipal licenses and terminated all gaming operations in the country. As a result of the termination of the lease of the Company's facility in Los Teques, Venezuela and the seizure of its equipment by a creditor, the Company has written off its investment of $5,648,857 in the project.

On December 28, 2000, shareholders approved the acquisition of BFI a private corporation. (See page 4)

ITEM 2.    DESCRIPTION OF PROPERTY

The Company maintains corporate headquarters in Toronto, Ontario, Canada. The space consists of 225 square feet and is leased on a monthly basis.

ITEM 3.    LEGAL PROCEEDINGS

On June 9, 2000, the company was also served a Statement of Claim on behalf of Beach Tree Trust of Nassau, a company associated with Mr. Fox, a former director. The Claim is an amount of US $1,135, 234 and 594,999 pre-consolidated shares of Castello. Beach Tree claims that various sums of money were paid to Castello to finance a gaming facility in Venezuela. Ross McGroarty, the Chairman of Castello, has also been named as a defendant. Management is of the opinion that the claim is without merit and is defending the claim. Bioforest has initiated a motion for Security of Costs.

In February 1994, the Company submitted a proposal to the Ontario Government to establish the initial First Nation Casino on native lands in the Province of Ontario. The Government repudiated this participation in November 1994. The Company (Plaintiff) filed a claim in the Ontario Court (General Division) against the Province of Ontario (Defendant) in June 1995 in the amount of $825,000 and punitive damages in the amount of $10,000,000. Castello's position is that it was allowed participation in the process, being in compliance with the agreed to objectives, criteria and guidelines. In April 2002, the claim was amended to include the Ontario Casino Corporation. Castello claims the Government acted in bad faith and abused the process by repudiating the participation of gaming management companies.

The defendant denies that the plaintiff is entitled to the relief claimed and denies the allegations of the statement of claim. Examination of Discovery has been completed and Bioforest will make application for a trial date.

ITEM 4.    CONTROL OF REGISTRANT
BioForest Pacific, Inc. is not directly or indirectly owned or controlled by another corporation. To the knowledge of the directors and senior officers of the Company, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting shares of the company carrying more than 10% of the voting rights attached to any class of voting securities of the Company except as follows:

TITLE OF CLASS   IDENTITY OF PERSON OR GROUP   AMOUNT OWNED   PERCENT OF CLASS

Common shares    All officers and directors
                 As a group                     2,190,085          .052%

Ross McGroarty holds 454,962 shares and David L. Hynes holds 35,714 shares.

The following held more than 10% as of December 31, 2002.
         Pacific Rim Mining P/L    10,200,671    24.2%
         Win bloom Holdings Ltd     6,000,000    14.2%

On the same date Mr. E. Stoddart a director held the following indirect interests: 50% of Consol Trading Corporation Ltd., which holds 529,400 BIFP common shares and 100% interest in Tavan Finance Corporation Ltd., which holds 434,709 BIFP common shares. Also, Mr. G. Hill owns a 100% interest in Pelmy Limited representing 1,000,000 BIFP common shares.

ITEM 5.    NATURE OF TRADING MARKET
The common shares are quoted on the OTC Bulletin Board. The table below indicates the high and low sales prices for common shares in U.S. Dollars as reported on the OTC Bulletin Board for each full fiscal quarter of the Company since the last quarter of fiscal year 2000.

                                                 High    Low
                                                 ----    ---
        Quarter ended December 31, 2000          0.15    0.05
        Quarter ended March 31, 2001             1.75    0.56
        Quarter ended June 30, 2001              0.75    0.53
        Quarter ended September 30, 2001         0.65    0.23
        Quarter ended December 31, 2001          0.22    0.07
        Quarter ended March 31, 2002             0.10    0.07
        Quarter ended June 30, 2002              0.08    0.03
        Quarter ended September 30, 2002         0.07    0.02
        Quarter ended December 31, 2002          0.03    0.02
* 1-14 shares consolidation, January 3, 2001

DEMOGRAPHICS OF SHARE DISTRIBUTION

On December 31, 2002, 2,128,989 of the outstanding common shares were held by persons with United States addresses in twenty-four (24) states. Shareholder distribution in countries other than the United States totaled 40,036,761common shares, of which 37,622,863 are restricted securities. The demographics of the share distribution are as follows: Australia 3,669,829; Bahamas 5,798,500; Bermuda 1,750,000; Canada 1,821,428; Fiji 11,481,000; Hong Kong 10,200,671;
Ireland 2,900,363.

The Company's common stock is a penny stock as defined by Rule 3a 51-1 of the Securities Exchange Act 1934 and is subject to penny stock rules which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers of BioForest stock to sell their shares in the secondary market.

ITEM 6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

As of the date of this Registration Statement, there are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to nonresident holders of Common shares.

There are no limitations as to the securities to be registered on the right of non-resident or foreign owners to hold or vote such securities imposed by foreign law or by the charter or other constituent document of the registrant.

ITEM 7.    TAXATION

The following is a summary of the Canadian federal income tax provisions applicable to United States corporations, citizens, and resident alien individuals purchasing, holding and disposing of Common shares. The discussion does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws; however, this discussion covers all material tax consequences. Shareholders are advised to consult their own tax advisers regarding the Canadian federal income tax consequences of holding and disposing of the Company's Common shares, as well as any consequences arising under U.S. federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (I) deal at arm's length with the Company, (ii) are not residents of Canada, (iii) hold the Common shares as capital property, and (iv) do not use or hold Common shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

Dividends paid or credited on the Common shares to a non-resident holder will be subject to a non-resident withholding tax under the Income Tax Act (Canada) at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty. For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the Common shares on redemption or a purchase for cancellation of such shares by the Company (other than purchases on the open market). Under the Canada-United States Income Tax Convention, 1980 (the "Tax Treaty") the rate is generally reduced to 15% for dividends paid to a person who is a US resident. Dividends paid to US corporations owning at least 10% of the voting stock of the Company are subject to a withholding tax rate of 5% under the Tax Treaty as amended by the Protocol signed on March 17, 1995. Other applicable tax treaties may reduce the 25% Canadian tax rate for other Non-Resident Holders.

A Non-Resident Holder generally will not be subject to tax in Canada on capital gains realized from disposition of Common shares, unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada). Generally, the Common shares would not be taxable Canadian property unless the Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the Common shares owned not less than 25% of the issued shares of any class of the capital stock of the Company. Under the Treaty, a resident of the United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the sale of Common shares which constitute "taxable Canadian property, provided that the value of the Common shares at the time of disposition is not derived principally from real property located in Canada. This summary is not exhaustive of all possible income tax considerations and shareholders and prospective purchasers are advised to consult with their own tax advisors with respect to their particular circumstances. The Canadian Tax Act on dividends to U.S. residents is a 15% withholding tax.

ITEM 8.    SELECTED FINANCIAL DATA

The following selected historical consolidated financial data of the Company for the five years ended December 31, 2002 has been derived from the Audited Financial Statements of the Company, which are expressed in Canadian currency. The information set forth below should be read in conjunction with Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements of the Company including the notes thereto, included in Item 17 of this Registration Statement.

                                                   Year Ended December 31

                                   1998        1999         2000         2001          2002
Operating Revenue                $   8,508   $  33,231   $  38,794   $     7,021   $     0,000
Operating Loss                     123,780     349,931     351,492     1,102,213     1,258,583
Net Loss per Share                    0.01        0.03        0.03          0.03          0.03
Total Assets                        34,282      12,834     808,409     1,457,895       305,711
Long-Term Obligations                 None        None        None          None          None
Redeemable Preferred Shares           None        None        None          None          None
Dividends                             None        None        None          None          None

..1998
"Income" was the gain on sale of an investment. In total "income" would be a better description than "revenue".

1999
"Income" was a gain on sale of an investment.

2000
"Income" was interest income on funds on deposit to finance further activities. Principal funding arose from the issue of a U.S.$560,000 8% convertible debenture due June 30, 2001.

2001
Income resulted from interest from funds on deposit. The Company has experienced no changes in accounting procedures over the last five years. There has been no change in accounting, business combinations or dispositions of business operations that would materially affect the comparability of the information reflected in the selected financial data

2002
The Company received no income during the period. The Company did not experience any changes in accounting procedures over the last five years. Advances of $ 984,760 to Bioforest Holdings (Fiji) Ltd., a subsidiary of Bioforest Investments Inc. were written off as uncollectable.

EXCHANGE RATE DATA
The following table discloses, for the years indicated, the high, low, end of year and average for year noon buying rates in New York City for cable transfers in Canadian Dollars certified for customs purposes, by the Federal Reserve Bank of New York, as expressed in U.S. Dollars.

                            1998     1999     2000     2001     2002
     High for year         1.5450   1.5465   1.5632   1.6097   1.6184
     Low for year          1.4163   1.4447   1.4378   1.5032   1.5029
     End of year           1.5422   1.4519   1.5035   1.5908   1.5776
     Average for year      1.4831   1.4849   1.5005   1.5484   1.5704

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations of the Company should be read in conjunction with Item 8 - Selected Financial Data and the Financial Statements of the Company, and the notes thereto, included elsewhere in this Registration statement.

The Company has experienced no changes in accounting procedures over the last five years. There has been no change in accounting, business combinations or dispositions of business operations that would materially affect the comparability of the information reflected in the selected financial data.

The Company has suffered substantial losses in the last six-year period, wherein the Company has experienced a write-down of assets.

The following is a comparative analysis of the results of operations for 2002 vs. 2001:

                                      2001           2002
                                 -------------   -----------
         Operating revenue       $       7,021   $     0,000
         Costs and expenses          1,109,234       273,823
         Operating loss              1,102,213       273,823
              NET LOSS           $   1,102,213   $   273,823
                                 =============   ===========

In 2002, the Company received no income. The operating loss of $273,283 in year 2002 represented a decrease of $ 828,930 or 75% from the 2001 loss. The decrease in the 2002 loss reflects the decrease in fees, travel and promotion expenses of $ 849,322. Interest payable increased $21,148. Administration and general expenses increased by $1,424. The administration and general expenses included general costs, audit, accounting, legal fees, and transfer fees and shareholder information costs. These decreases reflect a reduction in business activity relating to the Fiji timber project and Bioforest Investment Inc.

LIQUIDITY
Supplementary disclosure of non-cash investing and financial activities:
During the 2001 year, the Company issued 2,063,838 shares in settlement of $1,620,734 in debt to a related party, 287,256 shares in settlement of $264,183 of the convertible debenture, 2,000,000 shares for consulting, legal and other services of $917,949 and 36,723,050 shares for an investment in a related company valued at $1. In 2001, cash flow was financed by the issuance of shares for $2,802,858 relating to directors options, debt payment and a shareholder loan of $938,216.

During 2002 there were no financings and no income.

The following is a comparative analysis of the changes in cash position for 2002 vs. 2001:

                                            2001           2002
                                         -----------   -----------
Cash resources provided by (used in):

         Operating activities            $  (192,670)  $  (160,863)
         Financing activities                840,912            --
         Investing activities               (557,036)     (409,645)
                                         -----------   -----------

         (Decrease)/Increase in cash     $    91,206   $  (570,508)
                                         ===========   ===========

..In 2001, financing was obtained from a shareholder loan of $938,216 and the issuance of shares for $2,802,858 relating to debt payment and directors options.

The continuation as a going concern is dependant on the continued support from the Company's investors and on achieving a source of income. Management is pursuing other business opportunities and is confident in its ability to provide capital to effect a successful turnaround for the Company.

The Company has been able, in the past, to raise funds for the acquisition, participation or development of business opportunities. While past ability does not assure future success, the Company believes that it will be able to re-capitalize itself. The Company maintains significant contacts in the U.S., Canada, Europe and other areas with the belief that it will benefit from its experience in securing the required capital to ensure the continuance of the Company as a viable entity.

Any recently issued changes in accounting standards will have little if any impact on the Company's financial statements if, as and when the standards are adopted. This is applicable to any accounting standards issued (Canadian and U.S.) and their impact on the Company's financial statements.

The following table illustrates the financial support from investors and management:

   Summary of issued share capital:                      Shares        Capital
   --------------------------------                   -----------   ------------

   Balance, December 31, 1993                           4,011,339   $  2,362,586
   Private Placement                                    1,000,000        500,000
   Exercise of stock options                              358,500        143,400
   Exercise of 1993 private placement warrants            225,000        112,500
   Exercise of 1994 private placement warrants            175,000        105,000
   Balance, December 31, 1994                           5,769,839   $  3,223,486
   Private placement                                   11,378,842      2,275,769
   Exercise of stock options                              764,000        114,600
   Exercise of stock options                              425,000         63,750
   Balance, December 31, 1996                          18,337,681   $  5,677,605
   *Balance, December 31, 1996                          4,584,420   $  5,677,605

   Debt settlement                                        806,125        703,509
   Investment in Venezuela Casino project               1,091,250      2,991,335
   Consulting, legal and other services                 3,843,850      1,095,056
   Exercise of stock options                              500,000        110,000
   Balance, December 31, 1997 and 1998                 10,825,645   $ 10,577,605
   Consulting, legal and other services                 2,225,000        129,807
   Related party loan                                     900,000         52,506
   Balance, December 31, 1999                          13,950,645   $ 10,759,818
   Directors Options                                    1,000,000         88,620
   Conversion of debenture debt to shares
      Principal                                           370,370         75,175
      Accrued Interest                                     11,202          2,268
   Balance, December 31, 2000                          15,332,217   $ 10,925,881
January 8, 2001 - one new share for 14 old shares       1,095,158   $ 10,925,881
   Conversion of debenture debt to shares
      Principal                                           277,992        253,762
      Accrued interest                                      9,265         10,421
   Bioforest Investments Inc.                          36,723,050              1
   Related party loan                                   2,063,838      1,620,734
   Consulting, legal and other services                 2,000,000        917,940
                                                      -----------   ------------
   Balance, December 31, 2001                          42,169,302     13,728,739
                                                      ===========   ============

*(1-4 Share Consolidation)

Ross McGroarty, Chairman of the Company, is committed to financially support the Company, within reason, until such time that the Company implements a vailable business plan.

ITEM 9A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 10.   DIRECTORS AND OFFICERS OF THE REGISTRANT

The Directors and Executive Officers of the Company as at December 31, 2002 are set forth below:

Name             Age   Position              Citizenship   Shares Held
--------------   ---   -------------------   -----------   -----------

Ross McGroarty    64   Chairman/Secretary    Canadian          454,962
David L. Hynes    57   President, Director   Canadian           35,714
George E. Mara    54   Director              Canadian              NIL
Greig Hill        42   Director              Fijian                NIL*
Ewan Stoddart     37   Director              Australian            NIL**

Ross McGroarty has served as Chairman and Director of the Company since June 1991. He was an officer and a director of Ontex Resources Limited from March 1988 to September 1999 and Micromem Technologies Inc. (formerly Avanticorp International Inc.) from September 1987 to June 2000. Both Ontex and Micromem are reporting issuers.

David L. Hynes has served as President and a Director of the Company since April 2000. Mr. Hynes has been a lawyer for several years.

George E. Mara, a businessman, has served as a Director of the Company since August 2000.

Greig Hill, the project manager of BioForest Investments Inc. has served as a Director of the Company since December 2000. Mr. Hill has an indirect interest through his 100% interest in Pelmy Limited, a Fijian company holding 1,000,000 post-consolidated common shares.*

Ewan Stoddart, a chartered accountant, has served as a Director of the Company since December 2000. Indirectly, Mr. E. Stoddart has an indirect interest in the following post-consolidated shares: Consol Trading Corporation Ltd., 50% representing 529,400 Bioforest shares and a 100% interest in Tavan Finance Corporation Ltd., representing 434,709 BFI shares.**

There are no arrangements or understandings between any director and any other person pursuant to which the director was selected as a director or executive officer. There is no family relationship between any director or executive officer and any other director or executive officer.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES
     The Corporation's Board of Directors is charged with developing and monitoring the Corporation's governance practices. The following statement reflects the corporate governance practices and policies that the Corporation has either adopted or it is considering adopting. The Corporation believes that the steps it has taken to date represent an appropriate approach to corporate governance and is pleased to make the following disclosure regarding its corporate practices.

                     BOARD RESPONSIBILITIES AND COMPOSITION
     The Board is responsible for the supervision of the management of the Corporation and for approving the overall direction of the Corporation, in a manner, which is in the best interests of the Corporation. The Board has explicitly confirmed its stewardship responsibility for reviewing and approving the Corporation's strategy, and for implementing, or requiring management to implement, procedures and systems for: (1) adopting a strategic planning process; (2) communications policy; and (5) adopting internal control and management information systems.

     The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. To ensure that the principal business risks that are borne by the Corporation are appropriate, the Board regularly monitors the financial performance of the Corporation's individual units. This monitoring function often entails review and comment by the Board on various management reports. The Board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal control and management information systems. In respect of senior management succession planning, the Board has been involved in identifying candidates from within and outside the Corporation to fill senior management positions, as required. As a practice, the Board approves significant corporate communications with shareholders.

     There were six formal meetings of the Board last year while several matters of business were dealt with by telephone and by written resolution of the directors. Frequency of meetings, and the nature of agenda items change, depending upon the state of the Corporation's affairs, in light of opportunities or risks, which the Corporation faces from time to time.

     The Board is currently composed of five members. Of the current Board members, Mr. Mara is considered by the board to be an "unrelated director", as in "free from any interest and any business or other relationship which would, or could reasonably perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding." The other four members, Messer's Hynes, McGroarty, Stoddart and Hill are related within the meaning of the Guidelines. In deciding whether a particular director is or is not a "related director", the Board examined the factual circumstances of each director.

     The Board believes that all of its directors made a valuable contribution to the Corporation. A number of the directors, although not "unrelated directors", possess an extensive knowledge of the Corporation's business, which has proven to be beneficial to the Board, and their participation as directors contributes to the effectiveness of the Board. The Board also believes that the directors are sensitive to conflicts of interest and will excuse themselves from deliberations and voting in appropriate circumstances.

                       BOARD FUNCTIONING AND INDEPENDENCE
     The Board has no formal policy with respect to which matters, other than those required by statute, must be brought by the President of the Corporation or other senior management to the Board for approval, however, there is a clear understanding between senior management and the Board that all major strategic decisions including any change in the strategic direction of the Corporation and acquisitions and/or divestitures of a material nature, will be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performances of the Corporation's business and managements expectations and planned actions in respect thereto.

     Mr. Ross McGroarty is the Chairman of the Board of the Corporation; Mr. David L. Hynes is the President of the Corporation. All directors are expected to exercise critical judgement at all times and the outside directors have unrestricted, direct access to both Corporation executives and the external auditor.

     In order to assist the Board to discharge its responsibilities, the Board is committed to continuing to examine and develop the processes which it follows in its deliberations for ensuring that the Board continues to fulfill its mandate.

     The Board has developed a formal position description for the President, which includes development of a strategic plan for the Corporation and the general management of all aspects and affairs of the Corporation, including overseeing the financial management of the Corporation and the Corporation's compliance with all applicable regulatory requirements. In addition, the Board and the President engage in regular dialogue regarding achieving the Corporation's strategic objectives as determined by management and the Board.

     The Board has not met without management present. If the Board believed it was appropriate and meaningful, it would have formalized the process by which the Board would meet without management and for handling the Board's overall relationship with management.

                                BOARD COMMITTEES
     The Board has an Audit Committee and a Compensation Committee. As and when required, ad hoc committees of the Board will be appointed. As the Board has plenary power, responsibility, which is not delegated, to management or a Board committee remains with the Board.
     With respect to individual members of the Board, no situation has arisen to date in which an individual member of the Board has expressed an interest in retaining, or has actually retained, an outside advisor at the expense of the Corporation. The Board would consider any such request by an individual member of the Board on its merits at the time it was made.

                                 AUDIT COMMITTEE
The Audit Committee is composed of three directors, Messrs Hynes, McGroarty and Mara. Mr. Mara is also an outside director. The Audit Committee is responsible for the integrity of the Corporation's internal accounting and control systems. The Committee receives and reviews the financial statements of the Corporation and makes recommendations thereon to the Board prior to their approval by the full Board. The Audit Committee communicates directly with the Corporation's external auditors in order to discuss audit and related matters wherever appropriate.

                             COMPENSATION COMMITTEE
The Board's Compensation Committee is composed of two directors, Messrs Hynes and Mara. Mr. Mara is an outside director. The Committee reviews and approves significant human resources policies. The Committee also develops and articulates the corporate compensation philosophy and reviews and approves stock options and executive compensation, including incentive plans, compensation policies and changes.

                              NOMINATING COMMITTEE
The Board does not have a nominating committee. All members of the Board are encouraged to bring forward their recommendations for nominees for election thereto. Nominations are made after extensive discussion involving the President and other members of the Board.

                           SHAREHOLDER COMMUNICATIONS
The Corporation endeavors to keep all shareholders well informed as to financial performance of the Corporation, primarily by means of its annual and quarterly reports.
With the approval of the Board, management has appointed Mr. David L. Hynes, President of the Corporation, and Mr. Ross McGroarty, Chairman of the Corporation. They are the principal individuals responsible for receiving shareholder enquiries and addressing shareholder concerns. While being guided by regulatory requirements and the Corporation's policies in respect to confidentiality and disclosure, Messrs. Hynes and McGroarty are available for interviews by stakeholders, including analysts, the media and investors. They endeavour to respond promptly and appropriately to all such requests and/or inquiries.

ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by the Company and its subsidiaries during the Company's last fiscal year to all directors and officers, as a group for services in all capacities was nil.

ITEM 12.   OPTIONS AND WARRANTS TO PURCHASE SECURITIES FROM REGISTRANT

NIL. There were no options exercised in 2002. At a Shareholder's Meeting on December 12, 2002, the approval of the creation of a new director's, senior officer's and key employee's incentive stock option plan was approved.

ITEM 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During the past three years, there have been no material transactions in which the Company or any of its subsidiaries was a party and in which any director or officer of the Company had a direct or indirect material interest. During the last three years, no officer or director or any of their associates have been indebted to the Company.

                                    PART II

ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                                (Not Applicable)

                                    PART III

ITEM 15.   DEFAULTS UPON SENIOR SECURITIES

None, there are no senior securities.

ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
           SECURITIES

There are no changes in securities and there are no changes in security for registered securities.

                                     PART IV

ITEM 17.   FINANCIAL STATEMENTS

The financial statements are audited in accordance with auditing standards generally accepted in the United States of America.

ITEM 18.   FINANCIAL STATEMENTS

Not Applicable.

ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS

   (a)  Financial Statements:                                   A - 1
        See the Index to Financial Statements on page A-1 of the financial statements filed as part of this Registration Statement as Attachment "A:" hereto for year ending: December 31, 2002 with comparative financial statements for 2001.
Exhibits: The following exhibits are filed as part of this registration statement as Attachment "B" hereto.
        Certified Shareholder List - December 31, 2002          B - 1

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

        BIOFOREST PACIFIC, INC.


        By: /s/ Ross McGroarty (signed)
          --------------------

        Ross McGroarty, Chairman
        Dated this 17th day of April, 2003

                                 ATTACHMENT "A"

                             BIOFOREST PACIFIC, INC.

                          INDEX TO FINANCIAL STATEMENTS

     YEAR ENDING DECEMBER 31, 2002

           Auditor's Report, Balance Sheets, Statements of Operation
           & Deficit, Statement of Changes in
           Cash Position and Notes to Financial Statements               A-1
           with comparative figures.

                             BIOFOREST PACIFIC INC.

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2002

                          INDEPENDENT AUDITOR'S REPORT

To the shareholders,
Bioforest Pacific Inc.

          I have audited the balance sheets of Bioforest Pacific Inc. (an Ontario, Canada corporation) as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

          I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

          In my opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Bioforest Pacific Inc. as at December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.


Toronto, Canada
March 12, 2003.                                            John E. Goodwin

                             BIOFOREST PACIFIC INC.

                                 BALANCE SHEETS

                                                          December 31,
                                                     2002             2001

Current assets
    Cash                                       $        66,844   $      637,352
    Accounts receivable                                  1,845            7,202
                                               ---------------   --------------
                                                        68,689          644,554
Investments (note 2)                                   233,808                -

Investment in related company
    Acquisition cost                                         1                1
    Advances (note 8)                                        -          813,340

Capital assets (note 3)                                  3,213                -
                                               ---------------   --------------
                                               $       305,711   $    1,457,895
                                               ===============   ==============

                                  LIABILITIES

Current liabilities
    Accounts payable                           $         4,200   $       16,182
    Convertible debenture (note 4)                   1,015,556          938,216
    Convertible debenture (note 5)                     617,746          576,705
                                               ---------------   --------------
                                                     1,637,502        1,531,103
                                               ---------------   --------------

                               CAPITAL DEFICIENCY

Share capital (note 6)
    Authorized
       Unlimited number of common shares
    Issued
       42,169,302 shares                            13,728,739       13,728,739
Deficit                                            (15,060,530)     (13,801,947)
                                               ---------------   --------------
                                                    (1,331,791)         (73,208)
                                               ---------------   --------------
                                               $       305,711   $    1,457,895
                                               ===============   ==============

Approved by the Board: David L. Hynes, Director (signed)

Ross McGroarty, Director (signed)

                             BIOFOREST PACIFIC INC.

                      STATEMENTS OF OPERATIONS AND DEFICIT

                                                                 Years ended
                                                                 December 31,
                                                            2002             2001
Revenue
    Interest                                          $             -   $        7,021
                                                      ---------------   --------------
Costs and expenses
    Administration and general                                105,383          103,959
    Legal fees                                                 47,529           57,394
    Consulting fees, travel and promotion                       1,281          850,603
    Amortization of capital assets                              1,204                -
    Interest                                                  118,426           97,278
                                                      ---------------   --------------
                                                              273,823        1,109,234
                                                      ---------------   --------------
Operating loss                                                273,823        1,102,213
Advances to a related company written off                     984,760                -
                                                      ---------------   --------------
Net loss                                                    1,258,583        1,102,213
Deficit, beginning of the year                             13,801,947       12,699,734
                                                      ---------------   --------------
Deficit, end of the year                              $    15,060,530   $   13,801,947
                                                      ===============   ==============
Net loss per share                                    $          0.03   $         0.03
                                                      ===============   ==============

                             BIOFOREST PACIFIC INC.

                            STATEMENTS OF CASH FLOWS

                                                                 Years ended
                                                                 December 31,
                                                           2002               2001
Cash resources provided by (used in)
    Operating activities
        Operating loss                                $      (273,823)   $   (1,102,213)
        Items not involving cash
            Amortization                                        1,204                 -
            Expenses settled by issue of shares                     -           917,940
                                                      ---------------    --------------
                                                             (272,619)         (184,273)
    Change in non-cash working capital balances
        (Increase) decrease in accounts receivable              5,357            (1,243)
        Decrease in accounts payable                          (11,982)         (114,711)
        Increase in convertible debentures                    118,381            81,147
        Increase in related party loan                              -            26,410
                                                      ---------------    --------------
                                                             (160,863)         (192,670)
                                                      ---------------    --------------
    Financing activities
        Demand notes                                                -           914,906
        Director loans repaid                                       -           (73,994)
                                                      ---------------    --------------
                                                                    -           840,912
                                                      ---------------    --------------

    Investing activities
        Investments                                          (233,808)                -
        Capital assets                                         (4,417)                -
        Advances to a related company                        (171,420)         (557,036)
                                                      ---------------    --------------
                                                             (409,645)         (557,036)
                                                      ---------------    --------------
Increase (decrease) in cash                                  (570,508)           91,206
Cash, beginning of the year                                   637,352           546,146
                                                      ---------------    --------------
Cash, end of the year                                 $        66,844    $      637,352
                                                      ===============    ==============

Supplementary disclosure of non-cash investing and financing activities:

     . During the 2001 year, the Company issued 2,063,838 shares in settlement of $1,620,734 in debt to a related party, 287,256 shares in settlement of $264,183 of the convertible debenture, 2,000,000 shares for consulting, legal and other services of $917,940 and 36,723,050 shares for an investment in a related company valued at $1.

                             BIOFOREST PACIFIC INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2002

1.   Accounting policies

     a) The financial statements have been prepared in accordance with generally accepted accounting principles in Canada as promulgated by The Canadian Institute of Chartered Accountants.

     b) These financial statements have been prepared on the basis of generally accepted accounting principles as applicable to a going concern. The Company has suffered substantial losses. The continuation as a going concern is dependent on the continued support from the Company's investors and on achieving a source of income.

2.   Investments

     At December 31, 2002, the Company holds 635,500 shares of Ontex Resources Limited, a Canadian public company. The investment is carried at cost.

3.   Capital assets

                                                     Accumulated       Carrying
                                         Cost        Amortization       Value
        Computer equipment           $      3,640    $      1,049    $     2,591
        Office equipment                      777             155            622
                                     ------------    ------------    -----------
                                     $      4,417    $      1,204    $     3,213
                                     ============    ============    ===========

     Amortization is provided as follows:

                       Computer equipment - 30% declining balance
                       Office equipment   - 20% declining balance

4.   Convertible debenture

     As of January 15, 2002, demand notes dated September 6, 2001 and September 10, 2001 were replaced by an 8% convertible debenture in the amount of U.S.$579,495 (Cdn$914,906) due on January 31, 2004. Accrued interest of $100,650 (2001 - $23,310) is owing on the debenture.

5.   Convertible debenture

     The 8% convertible debenture issued on May 7, 2000 and due on June 30, 2001 was reduced in 2001 to U.S.$342,000 (Cdn$513,023) by the conversion of debt to shares of the Company's capital. Accrued interest of $104,723 (2001 - $63,682) is owing on the debenture.

                             BIOFOREST PACIFIC INC.

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2002

6.   Issued share capital

     a)   Summary of issued share capital:

                                                                        Shares        Capital
          Balance, December 31, 2000                                  15,332,217   $  10,925,881
                                                                      ----------   -------------
          January 8, 2001 - one new share for 14 old shares            1,095,158      10,925,881
          Conversion of debenture debt to shares
              Principal                                                  276,075         253,762
              Accrued interest                                            11,181          10,421
          Bioforest Investments Inc.                                  36,723,050               1
          Settlement of related party loan                             2,063,838       1,620,734
          Consulting, legal and other services                         2,000,000         917,940
                                                                      ----------   -------------
          Balance, December 31, 2001 and 2002                         42,169,302   $  13,728,739
                                                                      ==========   =============

     b) Options outstanding to Directors and Officers on a total of 1,900,000 shares at U.S. $0.04 per share pre-consolidation (U.S.$0.56 - post consolidation) expired on December 28, 2002.

7.   Contingent liability

     An action has been filed against the Company by Beach Tree Trust of Nassau, Bahamas, a Company related to a former director, for U.S.$1,135,254 and 594,999 shares of the Company's shares with respect to the Company's Venezuela operations. Management is of the opinion that the claim is without merit and is defending the claim. Any loss which might occur as a result of these proceedings would be charged against earnings in the year incurred.

8.   Related party transactions

     Advances of $984,760 to Bioforest Holdings (Fiji) Ltd., a subsidiary of Bioforest Investments Inc. were written off as uncollectable.

9.   Income tax information

     The Company estimates that it has a total of $119,000 of various classes of resource deductions available for carryforward to apply against taxable income of future taxation years.

     Non capital losses of $5,119,000 expire over the years to 2009. The Company also has capital losses of $8,144,000.

10.  Financial instruments

          The carrying value of cash, accounts receivable, accounts payable, and the convertible debentures reflected in the balance sheet approximate their respective fair values. The fair value of investments is assumed to approximate the carrying value.

                                 ATTACHMENT "B"

                             BIOFOREST PACIFIC, INC.


     EXHIBITS

     Certified Shareholder List - December 31, 2002                   B-1

ATTACHMENT "B"

Shareholder Name                                             Address 1                         Address 2
AGAMETE GROUP LTD                                            181 UNIVERSITY AVE                SUITE 2200
PATRICK ALLEN & MARIE COSTA JTWROS                           13 W CREST DR
BRYAN ARMSTRONG                                              2717 MUNSTER BLVD
ARRUNDI PTY LTD                                              209 DEEPWATER LTD
ARTMIS PACIFIC LIMITED                                       81 MOALA ST
AUROCHS LIMITED                                              14 PAR- LA -VIELLE PLACE
COREY AZZALINO                                               LOT 5 CONCESSION #8
DANIELLE AZZALINO                                            LOT 5 CONCESSION #8
FRAN AZZALINO                                                LOT 5 CONCESSION #8
JULIE AZZALINO                                               LOT 5 CONCESSION #8 14TH AVE
JEREMY AZZALINO                                              LOT 5 CONCESSION #8
WILLIAM AZZALINO                                             LOT 5 CONCESSION #8 14TH AVE
JOHN WALKER BAILEY                                           81 MOALA ST
CHRISTOPHER J BALSER                                         1404 HIGH AVE
BARNES/TAKATA/SAKAMOTO PARTNERSHIP C/O DAVID BARNES          18 HARPER CROFT
CHRIS BEAR                                                   116 CHAPLIN CRES
JOHN T BEARD                                                 PO BOX 1129
BELVEDERE INVESTMENTS C/O JEROME E PYFROM & CO               CHARLOTTE HOUSE 2ND FLOOR
EDWARD A BEREZUK                                             6-1926 35 STREET SW
BERON TRADING LIMITED C/O JEROME E PYFROM & CO               CHARLOTTE HOUSE 2ND FLOOR         PO BOX N 3950
MIMI BIEDA CUST LEVI BIEDA UNDER THE FL UNIF TRAN MIN ACT    5555 COLLINS AVE APT 12T
GEOFFREY L BOONE                                             11 WEDGEFIELD DRIVE
ERIT BOROD                                                   3333 JEAN TALON W
LAYAH BOROD                                                  3333 JEAN TALON W
MANNY BOROD                                                  3333 JEAN TALON W
SAM BOROD                                                    3333 JEAN TALON W
NANCY BRETT                                                  95 TOWNLEY CRES
ADAM BUTTIVANT                                               4 HALLOW CRES
LEE CAMPBELL                                                 6613 BERTRAND AVE
GINO J CARLEO                                                114 W 7TH
COLIN CARROLL                                                197 LONDON RD W
JUNE CARROLL                                                 197 LONDON RD W
SARAH CARROLL                                                197 LONDON RD W
CEDE & CO                                                    PO BOX 20 BOWLING GREEN STN
ALBERT CIARDI & ROBERTA CIARDI JT TEN                        658 MALIN ROAD
PETER B CLARK                                                14-240 SAND KEY ESTATES DR
C DAVID COATS                                                5156 NE 54TH ST                   SEATTLE WA
HUGH V COCHRANE                                              103 SILVER CREEK LN
COHEN BRAME & SMITH                                          1700 LINCOLN ST STE 1800
COLUM CILLE FOUNDATION                                       50-52 PEMBROKE RD
CONSOL TRADING CORPORATION LTD                               LEVEL 11 CAVILL AVE
CAROLINE COOPER                                              50 EDENBROOK HILL
DONNA COOPER                                                 8 LANGLEY PL
DAVID COOPER                                                 8 LANGLEY PL
GORDON COOPER                                                50 EDENBROOK HILL
JENNIFER COOPER                                              50 EDENBROOK HILL
KEVIN COOPER                                                 8 LANGLEY PL
MYRTLE COOPER                                                4 TWYFORD RD
RICHARD COOPER                                               400 BRUNER ROAD
CORBIN ENTERPRISES LIMITED                                   81 MOALA ST
ROSS COREY                                                   81 MOALA ST
CREATIVE GAMING CONSULTANTS INC                              412 LOMA DRIVE
CREATIVE GAMING                                              932 BURKE STREET
STAN DARLING INSURANCE INC                                   BOX 540
SHIRLEY I DAWSON                                             1004 LAWRENCE AVENUE EAST         101 DON MILLS ONTARIO

Shareholder Name                                             City                              State      Zip Code         Shares
AGAMETE GROUP LTD                                            TORONTO ONTARIO                   CAN        M5H 3M7           202778
PATRICK ALLEN & MARIE COSTA JTWROS                           CLIFTON PARK                      NY         12065-2719           150
BRYAN ARMSTRONG                                              MERAUX                            LA                70075           9
ARRUNDI PTY LTD                                              CASTLE HILL SYDNEY                AUS                         1181704
ARTMIS PACIFIC LIMITED                                       SAMABULA SUVA                     FIJ                         1000000
AUROCHS LIMITED                                              HAMILTON                          BER        HMJX              100000
COREY AZZALINO                                               14TH AVE MARKHAM ON               CAN        L3P 3J3                2
DANIELLE AZZALINO                                            14TH AVE MARKHAM ON               CAN        L3P 3J3                2
FRAN AZZALINO                                                14TH AVE MARKHAM ON               CAN        L3P 3J3                2
JULIE AZZALINO                                               MARKHAM ON                        CAN        L3P 3J3                2
JEREMY AZZALINO                                              14TH AVE MARKHAM ON               CAN        L3P 3J3                2
WILLIAM AZZALINO                                             MARKHAM ON                        CAN        L3P 3J3                2
JOHN-WALKER BAILEY                                           SAMABULA SUVA                     FIJ                          200000
CHRISTOPHER J BALSER                                         METAIRIE                          LA                70001           5
BARNES/TAKATA/SAKAMOTO PARTNERSHIP C/O DAVID BARNES          UNIONVILLE ON                     CAN        L3R 6K9               95
CHRIS BEAR                                                   TORONTO ON                        CAN        M5P 1A7                2
JOHN T BEARD                                                 SAGAMORE BEACH                    MA                 2562         179
BELVEDERE INVESTMENTS C/O JEROME E PYFROM & CO               NASSAU                            BAH                          469100
EDWARD A BEREZUK                                             CALGARY AB                                   T3E2X3              7142
BERON TRADING LIMITED C/O JEROME E PYFROM & CO               NASSAU                            BAH                         3029400
MIMI BIEDA CUST LEVI BIEDA UNDER THE FL UNIF TRAN MIN ACT    MIAMI BEACH                       FL         33140-2544            14
GEOFFREY L BOONE                                             HILTON HEAD ISLAND                SC         29926-2242             4
ERIT BOROD                                                   MOUNT ROYAL QUE                   CAN        H3R 2E8                2
LAYAH BOROD                                                  MOUNT ROYAL QUE                   CAN        H3R 2E8                2
MANNY BOROD                                                  MOUNT ROYAL QUE                   CAN        H3R 2E8                2
SAM BOROD                                                    MOUNT ROYAL QUE                   CAN        H3R 2E8                2
NANCY BRETT                                                  BRAMPTON ON                       CAN        L6Z 4T1                2
ADAM BUTTIVANT                                               REXDALE ON                        CAN        M9W 2V9                2
LEE CAMPBELL                                                 RESEDA                            CA                91335           7
GINO J CARLEO                                                PUEBLO                            CO                81003          18
COLIN CARROLL                                                GUELPH ONT                        CAN        N1H 2C5                2
JUNE CARROLL                                                 GUELPH ONT                        CAN        N1H 2C5                2
SARAH CARROLL                                                GUELPH ONT                        CAN        N1H 2C5                2
CEDE & CO                                                    NEW YORK                          NY                10274     2537866
ALBERT CIARDI & ROBERTA CIARDI JT TEN                        NEWTOWN SQUARE                    PA                19073           9
PETER B CLARK                                                CLEARWATER                        FL                34630         305
C DAVID COATS                                                98105-2815                        **                               36
HUGH V COCHRANE                                              NORWALK                           CT         06860-0001            18
COHEN BRAME & SMITH                                          DENVER                            CO                80203         357
COLUM CILLE FOUNDATION                                       DUBLIN 4                          IRE        FOR              2478670
CONSOL TRADING CORPORATION LTD                               SURFERS PARADISE                  AUS        QLD4217           529400
CAROLINE COOPER                                              ISLINGTON ON                      CAN        M9A 3Z9                2
DONNA COOPER                                                 BRAMALEA BRAMPTON ON              CAN        L6S 3Z9                2
DAVID COOPER                                                 BRAMALEA BRAMPTON ON              CAN        L6S 3Z9                2
GORDON COOPER                                                ISLINGTON ON                      CAN        M9A 3Z9                2
JENNIFER COOPER                                              ISLINGTON ON                      CAN        M9A 3Z9                2
KEVIN COOPER                                                 BRAMALEA BRAMPTON ON              CAN        L6S 3Z9                2
MYRTLE COOPER                                                ISLINGTON ON                      CAN        M9A 1V7                2
RICHARD COOPER                                               MISSISSAUGA ONTARIO               CAN        L4Z2CZ                 2
CORBIN ENTERPRISES LIMITED                                   SAMABULA SUVA                     FIJ                          800000
ROSS COREY                                                   SAMABULA SUVA                     FIJ                          100000
CREATIVE GAMING CONSULTANTS INC                              FLORENCE                          CO                81226        4059
CREATIVE GAMING                                              WINSTON SALEM                     NC                27101        2232
STAN DARLING INSURANCE INC                                   BURKS FALLS ON                    CAN        P0A 1C0               21
SHIRLEY I DAWSON                                             CANADA                                       M3C1R5               357

Shareholder Name                                             Address 1                         Address 2
EDWARD DEBOLT                                                15824 BAYVIEW BLVD
DAISY DIAZ                                                   141 HAMILTON AVE
DIR INTERNATIONAL                                            PO BOX N10852                     2 FLAMINGO CT
WILLIAM DRUMM III                                            C/O WHITNEY NATIONAL BANK         228 ST CHARLES AVENUE
EVELYN DUNN                                                  47 LILLOOET CRES
LARRY DUNN                                                   47 LILLOOET CRES
EL TORO INVESTMENTS LTD C/O JEROME E PYFROM & CO             CHARLOTTE HOUSE 2ND FLOOR         PO BOX N 3950
EPHESUS INVESTMENTS                                          81 MOALA ST
ROBERT A FINK                                                1608 MISSOURI AVENUE
FINLAY AUSTRALIA PTY LTD                                     81 MOALA ST
RONALD M FONTAINE JR & JOSETTE M FONTAINE JT TEN             2208 PINNACLE DR
JERRY A FORTENBERRY & JANIS DALE FORTENBERRY JT TEN          BOX 308
RICHARD A FOX                                                SUITE 215                         2185 N CALIFORNIA BLVD
JOSEPH FOX                                                   305 MEADOWLARK RD
STEVEN R FOX                                                 C/O LASORDA GROUP INC             249 EAST OCEAN BLVD SUITE 800
ANDREW M FREMUTH                                             9073 ACADEMY VIEW CT
IAN GALLACHER                                                16 ROVERDALE COURT
BRUCE GASKIN                                                 423 JANE AVE
GLENDALE SECURITIES INC                                      THE EXCHANGE TOWER
GLENDALE SECURITIES INC                                      2 FIRST CDN PLACE
FREDERIC GONZALES JR                                         6004 CHATEAU LOIRI CIRCLE
CYNTHIA GOODCHILD                                            155 WORTH AVE
DEANNA GOODCHILD                                             155 WORTH AVE
SANDRA GOODCHILD                                             155 WORTH AVE
KEVIN GRAHAM                                                 115 CHAPLIN CRES
CAROLYN GREATHOUSE                                           6628 MARIPOSA                     EL PASO TX
GREIG HILL IN TRUST                                          BIOFOREST PACIFIC INC             150 YORK ST SUITE 302
GROVER INVESTMENTS PTY LTD                                   81 MOALA ST
EDWARD J HALL JR & ANDREA L HALL JTTEN                       8837 MORRISON COURT
DANIEL C HARDIE                                              422 MOUNTSBERG ROAD R R #2
HECTOR M CHISHOLM & CO LIMITED                               C/O MCDERMID ST LAWRENCE
LEONARD HJ HUNDSCHEID                                        CAUMERSTR 80
DAVID L HYNES                                                C/O CASTELLO CASINO CORP          302-150 YORK ST
TONY IANNE                                                   4800 INDIGO COURT
JOE IMBESI                                                   2520 MARYLAND AVE
JOE IMBESI & DENIS IMBESI & CLAIRE MORRISON JT TEN           2520 MARYLAND AVE
KIRK ISENHOWER                                               LADYHAWK FARM                     HWY 316 BOX 1288
STANLEY J JANKOWSKI & PHYLLIS D JANKOWSKI JTWROS             13 EVERETT AVE
GEORGE M JERKOWSKI                                           RTE 1 BOX 24 A
JOSEPH M JERKOWSKI LISA R JERKOWSKI JTWROS                   5 TALL OAKS DRIVE
WILLIS JUNG                                                  5183 MELBOURNE ST UNIT 405        VANCOUVER B C
MARCUS KEITH                                                 RTS 4 BOX 5154
STEPHEN KILBY & LUCELENIA KILBY JTWROS                       701 SW 189TH TER
KJ INVESTMENTS C/O JEROME E PYFROM & CO                      CHARLOTTE HOUSE 2ND FLOOR         PO BOX N 3950
CALVIN J LAICHE                                              913 NEYREY DR
ANTHONY C LAMM                                               3228 SUGAR MILL RD                KENNER LA
F BRUCE LAUER                                                3246 COUNTRY ROAD #102
GERALD LEBRETON                                              711 HOMESTEAD AVE
WILLIAM LEDOUX                                               26 ELM ST
CHARLES R LINDSTROM                                          3815 NORTH MULFORD ROAD
CARRIE BRIGHT LIST & JOSEPH ROBERT LIST JTWROS               5653 E IRLO BRONSON HWY
YUSEN LIU                                                    10705 CARDINGTON WAY
JOHN W MACDONALD                                             12 COLONNADE RD
MARILYN MACDONALD                                            12 COLONNADE RD
MARILYN L MACDONALD                                          12 COLONNADE RD
IRVING MANDELL TTEE MANDELL FAMILY TRUST UA DTD 10/25/1994   15316 PINE ORCHARD DR APT 2C
GEO E MARA JR                                                44 PARK LN CIR
ERIC MASTEN & HEIDI MASTEN JTTEN                             1220 WEIMER RD

Shareholder Name                                             City                              State      Zip Code         Shares
EDWARD DEBOLT                                                GRABILL                           IN                46741          89
DAISY DIAZ                                                   ELMWOOD PARK                      NJ                 7407          43
DIR INTERNATIONAL                                            PARADISE ISLAND NASSAU            BAH                          100000
WILLIAM DRUMM III                                            NEW ORLEANS                       LA                70130          27
EVELYN DUNN                                                  RICHMOND HILL ON                  CAN        L4C 5A6                2
LARRY DUNN                                                   RICHMOND HILL ON                  CAN        L4C 5A6                2
EL TORO INVESTMENTS LTD C/O JEROME E PYFROM & CO             NASSAU                            BAH                         2000000
EPHESUS INVESTMENTS                                          SAMABULA SUVA                     FIJ                          100000
ROBERT A FINK                                                KENNER                            LA                70062          20
FINLAY AUSTRALIA PTY LTD                                     SAMABULA SUVA                     FIJ                          200000
RONALD M FONTAINE JR & JOSETTE M FONTAINE JT TEN             UTICA                             NY         13501-4218            86
JERRY A FORTENBERRY & JANIS DALE FORTENBERRY JT TEN          COLUMBIA                          MS         39429-0308            18
RICHARD A FOX                                                WALNUT CREEK                      CA                94596         109
JOSEPH FOX                                                   FLORENCE                          CO                81226        3214
STEVEN R FOX                                                 LONG BEACH                        CA                90802       20438
ANDREW M FREMUTH                                             DAYTON                            OH         45458-9657           107
IAN GALLACHER                                                UNIONVILLE MARKHAM ON             CAN        L3R 7K7              179
BRUCE GASKIN                                                 OSHAWA ON                         CAN        L1J 3L6                2
GLENDALE SECURITIES INC                                      BOX 56 130 KING ST W SUITE 720
                                                             TORONTO ON                        CAN        M5X 1B1             2500
GLENDALE SECURITIES INC                                      EXCHANGE TOWER SUITE 720 BOX 56
                                                             TORONTO ON                        CAN        M5X 1B1             1786
FREDERIC GONZALES JR                                         MANDEVILLE                        LA                70448          84
CYNTHIA GOODCHILD                                            PALM BEACH                        FL         33480-4406             2
DEANNA GOODCHILD                                             PALM BEACH                        FL         33480-4406             2
SANDRA GOODCHILD                                             PALM BEACH                        FL         33480-4406             2
KEVIN GRAHAM                                                 TORONTO ON                        CAN        M5P 1A7                2
CAROLYN GREATHOUSE                                           USA 79912                         **                              277
GREIG HILL IN TRUST                                          TORONTO                           CAN        M5H3S5           1750000
GROVER INVESTMENTS PTY LTD                                   SAMABULA SUVA                     FIJ                         1936000
EDWARD J HALL JR & ANDREA L HALL JTTEN                       BLOOMINGTON                       IN                47401          71
DANIEL C HARDIE                                              CAMPBELLVILLE ONTARIO             CAN        L0P 1B0           400000
HECTOR M CHISHOLM & CO LIMITED                               7 KING STREET E 2200 PH
                                                             TORONTO ON                        CAN        M5C 1A2               14
LEONARD HJ HUNDSCHEID                                        6467 G M                          KERKRADE   HOLLAND             1785
DAVID L HYNES                                                TORONTO ONTARIO                   CAN        M5H355             35714
TONY IANNE                                                   PUEBLO                            CO         81001-1055            18
JOE IMBESI                                                   BALTIMORE                         MD         21218-4510           581
JOE IMBESI & DENIS IMBESI & CLAIRE MORRISON JT TEN           BALTIMORE                         MD         21218-4510            54
KIRK ISENHOWER                                               FT MCCOY                          FL                32637          18
STANLEY J JANKOWSKI & PHYLLIS D JANKOWSKI JTWROS             CLAYMONT                          DE         19703-2711            29
GEORGE M JERKOWSKI                                           TILLSON                           NY         12486-9716            15
JOSEPH M JERKOWSKI LISA R JERKOWSKI JTWROS                   TILLSON                           NY         12486-9717            10
WILLIS JUNG                                                  CANADA                                       V5R6E6                71
MARCUS KEITH                                                 ATHENS                            TX                75751           9
STEPHEN KILBY & LUCELENIA KILBY JTWROS                       PMBK PINES                        FL         33029-6067           251
KJ INVESTMENTS C/O JEROME E PYFROM & CO                      NASSAU                            BAH                          200000
CALVIN J LAICHE                                              METAIRIE                          LA                70001        3214
ANTHONY C LAMM                                               USA 70065                         **                                4
F BRUCE LAUER                                                SAFETY HARBOR                     FL                34695          63
GERALD LEBRETON                                              METAIRIE                          LA                70005           5
WILLIAM LEDOUX                                               TILLSON                           NY         12486-1511            18
CHARLES R LINDSTROM                                          ROCKFORD                          ILLINOIS          61111          18
CARRIE BRIGHT LIST & JOSEPH ROBERT LIST JTWROS               ST CLOUD                          FL                34771         463
YUSEN LIU                                                    COCKEYSVILLE                      MD                21030          36
JOHN W MACDONALD                                             WILLOWDALE ON                     CAN        M2K 2L5                2
MARILYN MACDONALD                                            WILLOWDALE ON                     CAN        M2K 2L5               84
MARILYN L MACDONALD                                          WILLOWDALE ON                     CAN        M2K 2L5               27
IRVING MANDELL TTEE MANDELL FAMILY TRUST UA DTD 10/25/1994   SILVER SPRING                     MD         20906-1336             5
GEO E MARA JR                                                NORTH YORK                        ONT                               2
ERIC MASTEN & HEIDI MASTEN JTTEN                             BLOOMINGTON                       IN                47401         143

Shareholder Name                                             Address 1                         Address 2
HEIDI MASTEN & ERIC MASTEN JT TEN                            1221 WEIMER RD
C BLASE MCCARTY                                              2508 NASHVILLE AVE
ARTHUR MCCARTHY & MARY G MCCARTHY JTWROS                     23 OAK STREET
MCDERMID ST LAWRENCE SECURITIES LTD                          BOX 90
DEBRA MCDONALD                                               12 COLONNADE RD
JOHN A MCDONALD                                              12 COLONNADE RD
ELIZABETH MCGROARTY                                          35 LOWER VILLAGE GATE
JEFFREY MCGROARTY                                            145 CRESCENT RD
PAUL J MCGROARTY                                             3215 MIDLAND ROAD
RICHARD MCGROARTY                                            145 CRESCENT RD
ROSS J MCGROARTY                                             181 UNIVERSITY AVE                SUITE 2200
SUZANNE MCGROARTY                                            3215 MIDLAND RD
STEPHEN MCGROARTY                                            145 CRESCENT RD
GREGORY MCGROARTY                                            50-52 PEMBROKE ROAD
ROSS MCGROARTY                                               181 UNIVERSITY AVENUE             SUITE 2200
DENISE MARIE MCKENNY                                         12516 S BROUGHAM DRIVE
MIKE MCMAHON                                                 917 CHAPEL HILL
BARRY MEIER                                                  82 140 KENT ST
PRISCILLA S W MI                                             58 GRAMPIAN ROAD 1/F              KOWLOON
FRANK MOBLEY                                                 2916 NEYREY DR
MOHAWK MANAGEMENT LIMITED                                    14 PAR- LA- VIELLE PLACE          AURTHUR JONES
BERNECE MORELLI                                              118 W 4TH ST
MOROVO INVESTMENTS LTD                                       LEVEL 11 50 CAVILL AVE
OWEN H NICKERSON & DONNA L NICKERSON JT TEN                  2221 SE TALTON AVE
MATHEW NING & MONICA NING TTEE NING SUPERANNUATION FUND      2 CLAUDE ST
RITA NITSCHKE                                                114 CENTRAL LANE
EDWARD C NORMAN                                              1209 WASHINGTON AVE
ANTHONY THOMAS NORTHCOTE                                     81 MOALA ST
OCEAN MARKETING CORP                                         2901 HILL STREET
JOSEPH D OLIVO                                               2167 WESTMINSTER                  CLEVELAND HEIGHTS OH
OSCAR CHESS PTY LTD                                          2 WILLOWIE RD
JOE V OVERCASH                                               1020 BROOKSTOWN AVE UNIT 14
TOMMY OWEN                                                   2021 CENTERPOINT RD
GAIL A OWENS                                                 7131 KING AUTHUR DR               PORT RICHEY FL
PACIFIC RIM MINING LTD C/O PROFFESIONAL CORPORATE SERVICES   1523 PRINCES BLDG
PACIFIC TIMBER INDUSTRIES PTY LTD                            LEVEL 11 50 CAVILL AVENUE
ANTHONY J PARILLE                                            214 FOREST TRAIL DRIVE
DAVID PATHE                                                  20 PRINCE ARTHUR AVENUE 8H
ANTHONY PEACHEY TTEE PEACHEY SUPERANNUATION FUND             12 HILLIYUP STREET
PELMY LIMITED                                                81 MOALA ST
ROGER D PERRY                                                712 SHERWOOD HILLS
SIGURDUR G PETURSSON                                         2169 LINBY ST
TODD STANLEY PIERCE                                          PO BOX 23586                      PAPATOETOE AUCKLAND
CHRISTOPHER M PISCIOTTA                                      100 SHETLAND DR
BUTLER POWELL JR                                             318 LAKE MARINA DR                #307 NEW ORLEANS LA
FRANCO PROFETA                                               ST TRUIDERSTRAAT 51               3700 TONGEREN
SALVATORE PROFETA                                            ST TRUIDERSTEEENWEG 126           3700 TONGEREN
PYRAMID HOLDING INC                                          C/O AMBER CAPITAL CORP            490 N CAUSEWAY
JAMES A RANSWEILER & DOROTHY J RANSWEILER JTWROS             4301 SHAENANDOAH
REXCO                                                        900-609 GRANVILLE STREET          BOX 10341 PACIFIC CENTRE
                                                                                               VANCOUVER
FLORENCE F RIDER                                             9840 LUNA CIRCLE
KATHY RUTTER                                                 10 LIBERATION DR
SAND ENTERTAINMENT INC                                       325 MARYLAND PARKWAY S
WILLIAM J SCHAEFFER                                          1102 N NEW ST
WILLIAM R SCHAUM & CAROLYN M SCHAUM                          3504 CHERRY BLOSSOM LN
PATSY SCHMIDER                                               RR 1 STN MAIN
CHERYL SCHOENBERGER                                          ROUTE 3                           122 HONEYSUCKLE
ANDREA SCHONFELD                                             4454 VAN NUYS BLVD 210

Shareholder Name                                             City                              State      Zip Code        Shares
HEIDI MASTEN & ERIC MASTEN JT TEN                            BLOOMINGTON                       IN                47401          71
C BLASE MCCARTY                                              NEW ORLEANS                       LA                70115           2
ARTHUR MCCARTHY & MARY G MCCARTHY JTWROS                     CHARLESTOWN MASS                  US                 2129          54
MCDERMID ST LAWRENCE SECURITIES LTD                          1000-601 HASTINGS ST
                                                             W VANCOUVER BC                    CAN        V6B 5E2              286
DEBRA MCDONALD                                               WILLOWDALE ON                     CAN        M2K 2L5                2
JOHN A MCDONALD                                              WILLOWDALE ON                     CAN        M2K 2L5                2
ELIZABETH MCGROARTY                                          TORONTO ON                        CAN        M5P 3L7                2
JEFFREY MCGROARTY                                            TORONTO                           ONT                               2
PAUL J MCGROARTY                                             VICTORIA BC                       CAN        V8R 6G3                2
RICHARD MCGROARTY                                            TORONTO ON                        CAN        M4W 1V1                2
ROSS J MCGROARTY                                             TORONTO ON                        CAN        M5H 3M7                2
SUZANNE MCGROARTY                                            VICTORIA BC                       CAN        V8R 6G3                2
STEPHEN MCGROARTY                                            TORONTO                           ONT                               2
GREGORY MCGROARTY                                            DUBLIN 4                          IRE                         1600000
ROSS MCGROARTY                                               TORONTO ONTARIO                   CAN        M5H 3M7            35714
DENISE MARIE MCKENNY                                         OLATHE                            KS         66062-5247            36
MIKE MCMAHON                                                 BOYNTON BEACH                     FL         33435-8112          2285
BARRY MEIER                                                  WHITBY ONTARIO                    CAN        L1N 4X9                2
PRISCILLA S W MI                                             HONG                              KONG                            357
FRANK MOBLEY                                                 METAIRIE                          LA                70002         139
MOHAWK MANAGEMENT LIMITED                                    HAMILTON                          BER        HMJX             1650000
BERNECE MORELLI                                              FLORENCE                          CO                81226          48
MOROVO INVESTMENTS LTD                                       SURFERS PARADISE                  AUS        QLD4217           255000
OWEN H NICKERSON & DONNA L NICKERSON JT TEN                  VANCOUVER                         WA         98683-6549           143
MATHEW NING & MONICA NING TTEE NING SUPERANNUATION FUND      CHATSWOOD SYDNEY                  AUS                          324632
RITA NITSCHKE                                                SECAUCUS                          NJ                 7094          18
EDWARD C NORMAN                                              NEW ORLEANS                       LA                70130           7
ANTHONY THOMAS NORTHCOTE                                     SAMABULA SUVA                     FIJ                           10000
OCEAN MARKETING CORP                                         NEW SMYRNA BEACH                  FL                32169       10952
JOSEPH D OLIVO                                               44118-2821                        **                                9
OSCAR CHESS PTY LTD                                          CASTLE COVE, NSW                  AUS                2069      855360
JOE V OVERCASH                                               WINSTON-SALEM                     NC                27101          18
TOMMY OWEN                                                   BIRMINGHAM                        AL                35215          89
GAIL A OWENS                                                 34668-3879                        **                               36
PACIFIC RIM MINING LTD C/O PROFFESIONAL CORPORATE SERVICES   10 CHATER RD                      HKG                   9    10200671
PACIFIC TIMBER INDUSTRIES PTY LTD                            SURFERS PARADISE                  AUS        QLD4217            30000
ANTHONY J PARILLE                                            OAK BROOK                         IL                60523          18
DAVID PATHE                                                  TORONTO ONTARIO                   CAN        M5R1B1                23
ANTHONY PEACHEY TTEE PEACHEY SUPERANNUATION FUND             WESTLAKE BRISBANE                 AUS                           59024
PELMY LIMITED                                                SAMABULA SUVA                     FIJ                         1000000
ROGER D PERRY                                                BLOOMINGTON                       IN                47401         143
SIGURDUR G PETURSSON                                         MISSISSAUGA ON                    CAN        L4Y 1V6               18
TODD STANLEY PIERCE                                          NEW                               ZEALAND                        1249
CHRISTOPHER M PISCIOTTA                                      SAINT LOUIS                       MO         63125-3709            71
BUTLER POWELL JR                                             USA 70124                         **                               36
FRANCO PROFETA                                               BELGIUM                           **                              536
SALVATORE PROFETA                                            BELGIUM                           **                              536
PYRAMID HOLDING INC                                          NEW SMYRNA BEACH                  FL                32169        1465
JAMES A RANSWEILER & DOROTHY J RANSWEILER JTWROS             DALLAS                            TX         75205-2025           357
REXCO                                                        CANADA                                       V7Y1H4                 9
FLORENCE F RIDER                                             NAPLES                            FL         34109-4537            22
KATHY RUTTER                                                 BRAMALEA BRAMPTON ON              CAN        L6S 3V9                2
SAND ENTERTAINMENT INC                                       LAS VEGAS                         NV                89101        1786
WILLIAM J SCHAEFFER                                          BETHLEHEM                         PA         18018-2718            71
WILLIAM R SCHAUM & CAROLYN M SCHAUM                          OCEAN SPRINGS                     MS                39564           9
PATSY SCHMIDER                                               BRADFORD ON                       CAN        L3Z 2A4               27
CHERYL SCHOENBERGER                                          COVINGTON                         LA                70433           9
ANDREA SCHONFELD                                             SHERMAN OAKS                      CA         91403-5733            36

Shareholder Name                                             Address 1                         Address 2
DAVID SCHWARZ                                                4353 BANCROFT DR
JAMES W SHUPPERD                                             BOX 728
GERDA SMIT                                                   302 ESSEX AVE
GENE DAVID SOLMUNDSON                                        633 LODGE AVENUE
FRANK SPAGNUOLA                                              254 LANSING DR
BELINDA STANFORD                                             PO BOX 1444
DANIEL STARCZEWSKI                                           C/O CREATIVE GAMING CONSULTANTS   932 BURKE ST
ADRIANE TAIT                                                 1105-1700 THE COLLEGEWAY
JAMES TAIT                                                   128 ALEXANDER BLVD
TAVAM FINANCE CORPORATION LTD                                LEVEL 11 50 CAVILL AVE
LEE TAYLOR                                                   14 BRADBURY CRES
MARYANNE TENAGLIA                                            16 ROVERDALE CRT
FRUMI TENSER                                                 1049 MCNICOLL AVE
DAVID GRAHAM THOMSON                                         1 THE PONDS                       WEYBRIDGE SURREY KT13 OJB
TREW FAMILY TRUST                                            1921 COLUMBIA CT
SAKIUSA TUISALEA                                             81 MOALA ST
TROY G TURNER                                                2021 PIETY STREET
VANCOUVER STOCK EXCHANGE SERVICE CORP                        PO BOX 10333 609 GRANVILLE ST
CINDY VANEGAS                                                18900 SPRINGFIELD AVE
FRANK C VOLINSKY & JOSIE VOLINSKY JTWROS                     101 RAY STREET
MARK WALDRON                                                 90 INVERARY ROAD
HERB WENZEL                                                  650 CHILDS DR UNIT 44
WEST CANADA DEPOSITORY TRUST COMPANY                                                           -4TH FLOOR-STOCK EXCHANGE TOWER
                                                             -C/O CORPORATE SECRETARY          -609 GRANVILLE STR PO BOX 10333
                                                                                               LCD
GENE WETZEL                                                  2905 GOLDEN FLEECE DR             PASADENA MD
MARVIN WILLENBURG                                            2524 W 51ST TERRACE
BRAD WILSON                                                  82 MAITLAND ST APT 6
WIN BLOOM HOLDINGS INC                                       81 MOALA STREET
PAUL WINIECKI                                                60 FREDERICK ST
STEVE WINTER & GLORIA WINTER JTWROS                          15734 E PALOMINO BLVD
GARY WOODHOUSE                                               81 MOALA ST
BRIAN WOODS                                                  2273 SE 10TH STREET
MUTIAN ZHU                                                   81 MOALA ST

Shareholder Name                                             City                              State      Zip Code         Shares
DAVID SCHWARZ                                                NEW ORLEANS                       LA                70122           7
JAMES W SHUPPERD                                             MANTECA                           CA         95336-1132             4
GERDA SMIT                                                   RICHMOND HILL ON                  CAN        L4C 7H5                9
GENE DAVID SOLMUNDSON                                        WINNIPEG MANITOBA                 CAN        R3J0S9              5356
FRANK SPAGNUOLA                                              MANTUA                            NJ                 8051          54
BELINDA STANFORD                                             CRYSTAL RIVER                     FL         34423-1444             3
DANIEL STARCZEWSKI                                           WINSTON SALEM                     NC                27101         521
ADRIANE TAIT                                                 MISSISSAUGA ON                    CAN        L5L 4M2                2
JAMES TAIT                                                   TORONTO ONT                       CAN        M3H 2P9                2
TAVAM FINANCE CORPORATION LTD                                SURFERS PARADISE                  AUS        QLD4217           434709
LEE TAYLOR                                                   ETOBICOKE ON                      CAN        M9C 4B2                2
MARYANNE TENAGLIA                                            MARKHAM ON                        CAN        L3R 7K7                2
FRUMI TENSER                                                 SCARBOROUGH ONT                   CAN        M1W 3W6                2
DAVID GRAHAM THOMSON                                         UK                                **                               89
TREW FAMILY TRUST                                            TRACY                             CA                95876      150000
SAKIUSA TUISALEA                                             SAMABULA SUVA                     FIJ                           10000
TROY G TURNER                                                NEW ORLEANS                       LA                70117           9
VANCOUVER STOCK EXCHANGE SERVICE CORP                        VANCOUVER BC                      CAN        V7Y 1H1               11
CINDY VANEGAS                                                FLOSSMOOR                         IL          6.04221E+11          99
FRANK C VOLINSKY & JOSIE VOLINSKY JTWROS                     OLD FORGE                         PA         18518-1204            18
MARK WALDRON                                                 LONDON ONTARIO                    CAN        N6G 3L6                5
HERB WENZEL                                                  MILTON ONT                        CAN        L9T 3N8                2

WEST CANADA DEPOSITORY TRUST COMPANY                         VANCOUVER BC                      CAN        V7Y 1H1                7
GENE WETZEL                                                  21122-6338                        **                               89
MARVIN WILLENBURG                                            WESTWOOD                          KS                66205          90
BRAD WILSON                                                  TORONTO ONT                                  M4Y1E1                 9
WIN BLOOM HOLDINGS INC                                       SAMABULA SUVA                     FIJ        NO ZI            6000000
PAUL WINIECKI                                                BRAMPTON ON                       CAN        L6Y 1G8                2
STEVE WINTER & GLORIA WINTER JTWROS                          FOUNTAIN HILLS                    AZ                85268          71
GARY WOODHOUSE                                               SAMABULA SUVA                     FIJ                           50000
BRIAN WOODS                                                  POMPANO BEACH                     FL                33062          36
MUTIAN ZHU                                                   SAMABULA SUVA                     FIJ                           75000